June 8, 2006
Via EDGAR and Facsimile
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Morgan Youngwood
Mark Kronforst
Stephen Krikorian

Re:	Infosys Technologies Limited
Form 20-F for the fiscal year ended March 31, 2006
Filed April 28, 2006
File No. 000-25383
Ladies and Gentlemen:
     We express our appreciation for your review of the Annual Report on Form 20-F for the fiscal year ended March 31, 2006 (the “Form 20-F”) of Infosys Technologies Limited (“Infosys” or the “Company”), filed with the Securities and Exchange Commission on April 28, 2006. We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated May 31, 2006, relating to the Company’s Form 20-F.
     In this letter, for the Staff’s convenience, we have recited the comments from the Staff in italicized type and have followed each comment with our response.
Form 20-F filed on April 28, 2006
Notes to the Consolidated Financial Statements
1.4 Revenue Recognition-page 93
1	We note from your disclosures on page 8 that you offer volume discounts and pricing incentives to customers. We further note that you do not appear to disclose how you are accounting for these discounts and incentives. Please explain to us how these items are being accounted for and refer to the relevant accounting guidance that supports your policies.

1	We respectfully submit that we account for volume discounts and pricing incentives to customers using the guidance in EITF Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). The discount terms in our arrangements with customers generally entitle the customer to discounts if the customer completes a specified cumulative level of revenue transactions. In some arrangements, the level of discount varies with increases in levels of revenue transactions. The discounts are passed on to the customer either as cheque payments or as reduction of payments due from the customer.

We recognize discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. We recognize the liability based on our estimate of the customer’s future purchases. Also, when the level of discount varies with increases in levels of revenue transactions, we recognize the liability based on our estimate of the customer’s future purchases. If we cannot reasonably estimate the customer’s future purchases, then the liability is recorded based on the maximum potential level of discount. We recognize changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment. Further, we wish to advise the Staff that we do not recognize any revenue upfront for breakages immediately on the inception of the arrangement.

We wish to advise the staff that we will include disclosures on our accounting policy for discounts and incentives in all future filings of financial statements with the Securities and Exchange Commission, including the financial statements to be included in our Quarterly Report on Form 6-K for the three months ending June 30, 2006.
2	We note from your disclosure on page 11 that a number of your contracts have incentive-based or other pricing terms that condition some or all of the fees on your ability to meet defined performance goals or service levels. We further note that you do not appear to disclose how you are accounting for these revenue contingencies. Please explain to us how you are accounting for these contingent revenues and refer to the relevant accounting guidance that supports your policies.

2	A number of our contracts have incentive-based or other pricing terms that condition some or all of our fees on our ability to meet defined performance goals or service levels. The terms include the following:
•	Service level agreements

•	Performance standards

•	Penalties and other disincentives

•	Incentive payments from customer; and

•	Price escalation
We respectfully submit to the Staff that we have applied the guidance in paragraphs 53 to 67 of SOP 81-1: Accounting for Performance of Construction-Type and Certain Production-Type Contracts to account for the contingencies. We specifically apply guidance in paragraphs 55 and 56 of SOP 81-1 in determining the contract revenue for contracts with incentive-based or other pricing terms that condition some or all of the fees on our ability to meet defined performance goals or service levels.

The major factors that we consider in determining total estimated revenue for our contracts include the basic contract price, change orders, and contract provisions for penalties and incentive payments. All these factors are evaluated throughout the life of the contract in estimating total contract revenue for revenue recognition purposes. For example, some of our contracts require us to meet certain pre-defined service levels. If the service levels are not met, a portion of the contract price may have to be forfeited as penalty. If service levels have not been met or if we are unable to determine whether they have been met, then we do not include the portion subject to forfeiture as penalty in the total contract revenue. Similarly, incentive payments from customers for meeting or exceeding service levels are not included in total contract revenue until we have met all the conditions to earn the incentive and there is no further uncertainty on our ability to collect the incentive.

In addition, we wish to advise the Staff that our Critical Accounting Policies discussion on revenue recognition includes disclosures on revenue contingencies. The disclosures were first included in our Annual Report on Form 20-F for the year ended March 31, 2003 subsequent to a Staff review of our Registration Statement on Form F-1 in March 2003. To this date, there has not been any significant change in the nature of our business or the nature of the arrangements being discussed in the Critical Accounting Policies discussion on revenue recognition.

We respectfully submit that in our Critical Accounting Policies discussion on revenue recognition, we have stated that:
“At the end of every reporting period, we evaluate each project for estimated revenue and estimated efforts. Any revisions or updates to existing estimates are made wherever required by obtaining approvals from officers having the requisite authority. Management regularly reviews and evaluates the status of each contract in progress to estimate the profit or loss. As part of the review, detailed actual efforts and a realistic estimate of efforts to complete all phases of the project is compared with the details of the original estimate and the total contract price. To date, we have not had any fixed-price, fixed-timeframe contracts that resulted in a material loss. However, our policy is to establish a provision for losses on a contract as soon as losses become evident. We evaluate change orders according to their characteristics and the circumstances in which they occur. If such change orders are considered by the parties to be a normal element within the original scope of the contract, no change in the contract price is made. Otherwise, the adjustment to the contract price may be routinely negotiated. Contract revenue and costs are adjusted to reflect change orders approved by the client and us, regarding both scope and price. Changes are reflected in revenue recognition only after the change order has been approved by both parties. The same principle is also followed for escalation clauses”
3	Please explain to us how you allocate revenue to maintenance services associated with arrangements to provide software development and related services.

3	We respectfully submit that as disclosed in our Critical Accounting Policies discussion on revenue recognition, “Revenue from our fixed-price arrangements for software development and related services that involves significant production, modification or customization of the software, is accounted for in conformity with ARB No. 45, using the guidance in Statement of Position (SOP) 81-1, and the Accounting Standards Executive Committee’s conclusion in paragraph 95 of SOP 97-2. Fixed-price arrangements, which are similar to ‘contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts’ and ‘contracts for services performed by architects, engineers, or architectural or engineering design firms,’ as laid out in Paragraph 13 of SOP 81-1, are also accounted for in conformity with SOP 81-1.” Some of the arrangements mentioned above require us to provide maintenance services also.

In allocating revenue to maintenance services associated with arrangements to provide software development and related services, we have applied the guidance in paragraph 4(a)(iii) of EITF Issue 00-21.

Software development and related services are governed by SOP 81-1 while maintenance services are not governed by SOP 81-1. Since SOP 81-1 does not provide separation and allocation guidance between SOP 81-1 deliverables and non-SOP 81-1 deliverables, we have relied upon the guidance provided in paragraphs 8 to 16 of EITF Issue 00-21 to identify the separate units of accounting between software development and related services (SOP 81-1 deliverable) and maintenance services (non-SOP 81-1 deliverable) and the allocation of arrangement consideration to software development and related services (SOP 81-1 deliverable) and maintenance services (non-SOP 81-1 deliverable).

In arrangements with software development and related services and maintenance services, we have specifically applied the guidance in paragraph 9 of EITF Issue 00-21 to determine whether the software development and related services can be considered a separate unit of accounting. Our arrangements meet the criteria for software development and related services to be considered a separate unit of accounting. We use the relative fair value method to allocate revenue to maintenance services and the software development and related services. In cases where we are unable to establish objective and reliable evidence of fair value for the software development and related services, we have used the residual method to allocate the arrangement consideration. Maintenance revenues are recognized ratably over the term of the underlying maintenance arrangement while software development and related services revenues are recognized using the percentage-of-completion method.

We wish to advise the Staff that we will include disclosures on how we allocate revenue to maintenance services associated with arrangements to provide software development and related service in the Critical Accounting Policies discussion on revenue recognition in all future filings with the Securities and Exchange Commission containing “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, including our Quarterly Report on Form 6-K for the three months ending June 30, 2006.
4	We note that arrangements to deliver software products generally include three elements consisting of the license, implementation, and Annual Technical Support (ATS). We further note that, when VSOE does not exist for the implementation services, the fees allocated to the license and implementation services are recognized over the implementation period and the ATS revenue is recognized separately over the support period. Please explain to us how this policy complies with paragraph 12 of SOP 97-2.

4	Arrangements to deliver our software products generally have three elements: license, implementation and Annual Technical Services, or ATS. We have applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. The revenue from these arrangements is allocated to each element of the contract using the residual method.

We have applied the guidance on residual value added to the end of paragraph 12 of SOP 97-2 through SOP 98-9. We have established Vendor Specific Objective Evidence of fair value or VSOE for ATS but not for the implementation of our software products. Since ATS is the last element to be delivered, we have used the residual method to recognize revenue after ensuring that all other applicable revenue recognition criteria in SOP 97-2 are met and that the fair value of the ATS is less than the arrangement fee. ATS revenue is recognized ratably over the period in which the services are rendered. The portion of the arrangement fee allocated for license and implementation using the residual method has been recognized as the implementation is performed using contract accounting. Further, we have considered the guidance from the AICPA Technical Practice Aid (TPA) 5100.49, Application of Contract Accounting in Software Arrangements (Part II). For a software arrangement that is subject to contract accounting and that includes post contract customer support (PCS), TPA 5100.49 indicates that the PCS should be accounted for separately from the balance of the arrangement if the vendor has VSOE of fair value for the PCS. After allocating a portion of the arrangement fee to the PCS element based on its VSOE of fair value, the balance of the arrangement is subject to contract accounting in accordance with ARB 45 and SOP 81-1.

In addition, we wish to advise the staff that revenues for sale of our software products represented 3.0% and 3.8% of our total revenues for fiscal 2005 and fiscal 2006 respectively.
Exhibit 31.1 and 31.2 — Section 302 Certifications
5	In future filings, please remove the title of the officers from the first sentence, and remove your reference to “annual” or “quarterly” in item No.1 of the Section302 certifications.

5	We respectfully submit that, in all future filings with the Securities and Exchange Commission that we make that contain Section 302 certifications, the title of the officers will be removed from the first sentence and references to “annual” or “quarterly” in item No. 1 of the Section 302 certifications will also be removed.
2.23 Tax Contingencies — page 110
6	We note that you have received a demand from the Indian tax authorities for payment of additional taxes of $30 million, including interest of $7 million, related to fiscal years 2002 and 2003. Please describe to us the analysis that you performed under SFAS 5 that resulted in you conclusion that no accrual was necessary related to this demand for payment of additional taxes.

6	The Indian jurisdiction tax returns for fiscal 2002 and 2003 have been reviewed as part of the regular assessment by the Indian Income Tax authorities. During fiscal 2006, the company received a demand from the tax authorities for payment of additional tax of approximately

$23 million and interest of $7 million. The aggregate demand pertaining to fiscal 2002 and 2003 was $12 million and $18 million respectively.

The tax demand is being made primarily because the tax authorities have taken the position that a portion of the deduction we made from our taxable income under Section 10A of the Income-tax Act was not permitted under Indian tax law. A significant portion of the Company’s operations are governed by the tax holiday provisions under Section 10A of the Income-tax Act. Deduction under Section 10A of the Income-tax Act is determined by the ratio of ‘Export Turnover’ to ‘Total Turnover’. The disallowance arose because the tax authorities took the position that while certain expenses incurred in foreign currency should be reduced from Export Turnover, such expenses should not also be reduced from Total Turnover. The position adopted by the tax authorities would result in a reduction in the deduction available to the Company and higher tax expense.

The position adopted by the tax authorities differs from the position adopted by the Company mainly on two factors: (1) the classification under tax law of the nature of work performed by Infosys and consequently the reduction of certain expenses from Export Turnover and (2) reduction of certain expenses from Export Turnover but not from Total Turnover also.

In previous assessments (fiscal 1994 to fiscal 1996), the tax authorities had raised a similar demand in the case of deduction under another section, Section 80HHE of the Income-tax Act. A portion of the Company’s operations were subject to the tax holiday provisions of Section 80HHE of the Income-tax Act. The Company appealed the demand through the appellate process. In that case, the Income Tax Appellate Tribunal (Tribunal) upheld the Company’s position on the classification under tax law of the nature of work performed by Infosys. Further, while computing the ratio of Export Turnover to Total Turnover, Section 80HHE requires expenses reduced from Export Turnover to be reduced from Total Turnover also.

We evaluated the accounting and disclosure implications of the demand made by the tax authorities using the guidance in SFAS 5. SFAS 5 requires classification of all contingent liabilities as one of:
•	Probable — The future event or event are likely to occur

•	Reasonably possible — The chance of the future event or events occurring is more than remote, but less than likely

•	Remote — The chance of the future event or events occurring is slight
SFAS 5 requires accrual of payments for such liabilities if payment is both probable and estimable. Moreover, SFAS 5 requires disclosures of the nature of any contingency, including the amounts that might be paid, if a loss is at least reasonably possible. Accruals and disclosures are to be made based on the most likely amount of the loss. The low end of a range of possible losses is to be used if no amount within the range is more likely than any other.

In the income tax demand discussed above, we believe that it is not probable that taxes may have to be ultimately paid on the demand raised. We rely on the fact that our position has been upheld by the Income Tax Appellate Tribunal in the case of Section 80HHE. As on the date the Form

20-F was filed, we believed that since the facts regarding the nature of our business are the same in case of Section 10A as it was with respect to Section 80HHE, our position would be upheld when the present demand became subject to appellate proceedings. Even if our position on the nature of its business were to be rejected in the appellate process, we believed that our position on the manner of computation of the ratio of Export Turnover to Total Turnover (reduction of expenses from both Total Turnover and Export Turnover) would be upheld. The tax advisors of the Company also concurred with our position. The tax advisors are not the auditors of the Company.

We believed that the chances for the tax authority’s position prevailing over Infosys in future proceedings is more than remote, but less than likely. Hence no accrual for the taxes demanded was required. The most likely amount of the tax to be paid ranges between zero and the amount of the demand raised. No one amount in the range appeared more likely than the other and hence no accrual was made.

Subsequent to the filing of our Form 20-F, we received the order of the appellate authority, the Commissioner of Income Tax (Appeals), Bangalore for the demand pertaining to fiscal 2002. The position of the Company on the factors discussed above has been substantially upheld by the appellate authority. We expect a similar order to be issued in case of the demand for fiscal 2003 also.
The information provided in response to the Staff’s comments has been supplied by the Company, which is responsible for the adequacy and accuracy of the information as well as the disclosure in the Annual Report on Form 20-F. The Company also acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Annual Report on Form 20-F for the fiscal year ended March 31, 2006, and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States
If you have any questions or comments, please do not hesitate to contact Steven V. Bernard or Rezwan D. Pavri of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (650)-493-9300 or me at +91-80-2852-0440.
Sincerely,
V Balakrishnan
           Chief Financial Officer
Infosys Technologies Limited

cc:	Nithyanandan R.
Albert Aboody
Sammy Medora
Steven V. Bernard
Rezwan D. Pavri